Exhibit 99.2

WOORI FINANCIAL GROUP INC.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED June 30, 2026 and 2025

WOORI FINANCIAL GROUP INC.

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2026, the condensed separate interim statements of comprehensive income for three-month and six-month periods ended June 30, 2026, and 2025, the condensed separate interim statement of changes in equity and cash flows for the six-month periods ended June 30, 2026, and 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2025, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED June 30, 2026 and 2025

The accompanying condensed separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	June 30, 2026	December 31, 2025
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	311,083	489,321
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 6 and 8)	549,882	558,162
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 26)	285,359	707,142
Investments in subsidiaries (Notes 9 and 26)	26,599,124	25,597,495
Premises and equipment	3,169	4,763
Intangible assets	4,386	2,961
Net defined benefit asset (Note 13)	268	2,108
Current tax assets	118,616	26,295
Deferred tax assets	7,140	5,810
Other assets (Note 10)	245	315

Total assets	27,879,272	27,394,372

LIABILITIES
Debentures (Notes 4, 8 and 11)	3,536,620	2,667,525
Provisions (Note 12)	1,571	1,897
Current tax liabilities	199,152	673,217
Other financial liabilities (Notes 4, 8, 14 and 26)	236,422	95,822
Other liabilities (Note 14)	405	5,967

Total liabilities	3,974,170	3,444,428

EQUITY (Note 15)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,510,805	3,710,228
Capital surplus	8,120,236	8,120,236
Other equity	(1,958)	2,607
Retained earnings	8,473,343	8,314,197

Total equity	23,905,102	23,949,944

Total liabilities and equity	27,879,272	27,394,372

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Interest income	2,684	5,674	13,018	21,628
Interest expense	(23,460)	(42,341)	(18,209)	(35,022)

Net interest loss (Notes 17 and 26)	(20,776)	(36,667)	(5,191)	(13,394)
Fees and commissions income	444	887	417	876
Fees and commissions expense	(7,123)	(14,583)	(8,402)	(13,642)

Net fees and commissions loss (Notes 18 and 26)	(6,679)	(13,696)	(7,985)	(12,766)
Dividend income (Notes 19 and 26)	6,545	1,249,918	6,193	1,435,418
Reversal (Provision) of impairment losses due to credit loss (Notes 20 and 26)	655	—	289	(115)
General and administrative expenses (Notes 21 and 26)	(17,234)	(41,093)	(21,727)	(40,148)

Operating income (expense)	(37,489)	1,158,462	(28,421)	1,368,995
Non-operating income (expense) (Note 22)	(43)	(43)	19	13
Net income (expense) before income tax expense	(37,532)	1,158,419	(28,402)	1,369,008
Income tax income (expense) (Note 23)	(18)	(1,026)	1,133	(212)
Net income (loss)	(37,550)	1,157,393	(27,269)	1,368,796

Net gain (loss) on valuation of equity securities at FVTOCI (Note 15)	(1,433)	(6,002)	4,302	6,988
Remeasurement gain (loss) related to defined benefit plan (Notes 13 and 15)	341	(208)	(141)	(1,101)

Items that will not be reclassified to profit or loss:	(1,092)	(6,210)	4,161	5,887

Other comprehensive income (loss), net of tax	(1,092)	(6,210)	4,161	5,887
Total comprehensive income (loss)	(38,642)	1,151,183	(23,108)	1,374,683

Earnings (Loss) per share (Notes 15 and 24)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(105)	1,476	(86)	1,749

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2025	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731
Total comprehensive income
Net income	—	—	—	—	1,368,796	1,368,796
Net gain on valuation of equity securities at FVTOCI	—	—	—	6,988	—	6,988
Remeasurement loss related to defined benefit plan	—	—	—	(1,101)	—	(1,101)
Transactions with owners
Dividends to common stocks	—	—	—	—	(637,502)	(637,502)
Issuance of hybrid securities	—	—	398,789	—	—	398,789
Dividends to hybrid securities	—	—	—	—	(75,672)	(75,672)
Redemption of hybrid securities	—	—	(698,277)	(1,723)	—	(700,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—
Acquisition of treasury stocks	—	—	—	(150,000)	—	(150,000)
Transfer to retained earnings	—	(3,000,000)	—	—	3,000,000	—

June 30, 2025 (Unaudited)	3,802,676	8,120,236	3,510,737	(144,569)	9,073,949	24,363,029

January 01, 2026	3,802,676	8,120,236	3,710,228	2,607	8,314,197	23,949,944
Total comprehensive income
Net income	—	—	—	—	1,157,393	1,157,393
Net loss on valuation of equity securities at FVTOCI	—	—	—	(6,002)	—	(6,002)
Remeasurement loss related to defined benefit plan	—	—	—	(208)	—	(208)
Transactions with owners
Dividends to common stocks	—	—	—	—	(717,958)	(717,958)
Dividends to hybrid securities	—	—	—	—	(78,067)	(78,067)
Redemption of hybrid securities	—	—	(199,423)	(577)	—	(200,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,222	(2,222)	—
Acquisition of treasury stocks	—	—	—	(200,000)	—	(200,000)
Retirement of treasury stocks	—	—	—	200,000	(200,000)	—

June 30, 2026 (Unaudited)	3,802,676	8,120,236	3,510,805	(1,958)	8,473,343	23,905,102

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month periods ended June 30
	2026	2025
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,157,393	1,368,796
Adjustments to net income:
Income tax expense	1,026	212
Interest income	(5,674)	(21,628)
Interest expense	42,341	35,022
Dividend income	(1,249,918)	(1,435,418)

	(1,212,225)	(1,421,812)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	—	115
Retirement benefit	2,569	2,770
Depreciation and amortization	2,158	2,860
Gain on disposal of premises and equipment, intangible assets and other assets	—	(4)

	4,727	5,741

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(52,673)	(14,905)
Other assets	70	47
Net defined benefit liability	(1,015)	(1,921)
Other financial liabilities	47,867	12,689
Other liabilities	(5,562)	(46)

	(11,313)	(4,136)

Interest income received	6,036	21,660
Interest expense paid	(37,371)	(32,792)
Dividends received	1,249,947	1,435,668
Income tax paid	(2,008)	(1,967)

Net cash provided by operating activities	1,155,186	1,371,158

Cash flows from investing activities:
Net increase on other investment assets	—	(200,140)
Acquisition of investments in subsidiaries	(1,001,629)	—
Acquisition of financial assets at FVTOCI	—	(150,000)
Disposal of financial assets at FVTOCI	—	150,000
Acquisition of premises and equipment	(448)	(63)
Acquisition of intangible assets	(1,763)	(410)

Net cash used in investing activities	(1,003,840)	(200,613)

Cash flows from financing activities:
Issuance of debentures	1,108,083	598,958
Redemption of debentures	(240,000)	(100,000)
Issuance of hybrid securities	—	398,789
Redemption of hybrid securities	(200,000)	(700,000)
Acquisition of treasury stocks	(200,000)	(149,860)
Redemption of lease liabilities	(1,642)	(1,593)
Dividends paid to hybrid securities	(78,067)	(75,672)
Dividends paid	(717,958)	(637,502)

Net cash used in financing activities	(329,584)	(666,880)

Net increase (decrease) in cash and cash equivalents	(178,238)	503,665
Cash and cash equivalents, beginning of the period	489,321	1,185,912

Cash and cash equivalents, end of the period (Note 5)	311,083	1,689,577

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock(3.6%) which Woori Financial Capital possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

As of March 23, 2023, the Company acquired 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

As of January 29, 2024, the Company owned interest (77.5%) of Woori Asset Management Corp, as a result of merger with Woori Asset Management Corp (surviving company) and Woori Global Asset Management Co., Ltd. (dissolution company), which was liquidated. As of March 29, 2024, the Company acquired residual interest(22.5%) of Woori Asset Management Corp, to make it a wholly owned subsidiary.

On March 25, 2024, the Company participated in the capital increase and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd.. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd.. Afterward, the Company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd. as of November 19, 2024.

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

As of July 1, 2025, the Company acquired a 77.9% equity interest in Tongyang Life Insurance Co., Ltd. (75.3% including treasury shares) and a 100% equity interest in ABL Life Insurance Co., Ltd., and accordingly included them as subsidiaries.

As of July 31, 2025, the Company acquired the remaining equity interest (0.4%) in Woori Asset Trust Co., Ltd., thereby making Woori Asset Trust Co., Ltd. a wholly owned subsidiary.

As of November 28, 2025, the Company additionally acquired minority interests (0.2%) in Woori Investment Securities Co., Ltd. Thereafter, as of December 19, 2025, the Company additionally acquired treasury shares (0.1%) and minority interests (0.2%) held by Woori Investment Securities Co., Ltd.

As of January 5, 2026 and March 13, 2026, the Company acquired the remaining equity interest (0.1%) in Woori Investment Securities Co., Ltd., thereby making Woori Investment Securities Co., Ltd. a wholly owned subsidiary.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2025 for understanding of the accompanying condensed interim financial statements.

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2025. The accompanying condensed interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Company since the end of the previous annual reporting period.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(1)	From the accounting period beginning on January 1, 2026, the Company has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1109 ‘Financial Instruments’, K-IFRS 1107 ‘Financial Instruments: Disclosures’

K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The principal amendments are as follows, and the amendments do not have a significant impact on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

2)	Annual Improvements to K-IFRS

Annual Improvements to K-IFRS should be applied for annual periods beginning on or after January 1, 2026. The amendments do not have a significant impact on the financial statements.

•	K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

•	K-IFRS 1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition, and implementation guidance

•	K-IFRS 1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS 1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

•	K-IFRS 1007 ‘Statement of Cash Flows’: Cost method

3)	Amendments to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity’

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2026 but have not yet reached the effective date are as follows:

1)	Issuance of K-IFRS No. 1118, Presentation and Disclosure in Financial Statements

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements,’ replaces K-IFRS No. 1001, ‘Presentation of Financial Statements’. The new standard introduces revised presentation requirements that are expected to enhance the comparability of financial performance among similar entities, particularly with respect to the definition of operating profit or loss.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

If the Company prepares its financial statements in accordance with K-IFRS No. 1118, certain significant differences from the current financial statements are expected to arise. The key accounting policies that are expected to result in such differences are described below. These matters do not represent all differences that may arise in the future and are subject to change based on further analysis.

•	Changes in the Presentation of Statement of Profit or Loss

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. Under this standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations are classified as operating, and operating profit or loss is defined as a residual measure of profit or loss.

To classify income and expenses into categories, the Company is required to assess its main business activities. If the Company’s main business activities include investing in certain types of assets or providing financing to customers, income and expenses that would otherwise have been classified as investing or financing activities are classified as operating activities when such activities constitute the Company’s main business activities.

As a result, operating profit or loss under K-IFRS No. 1118 differs significantly from operating profit or loss under the current K-IFRS No. 1001, which is defined as operating revenue less operating expenses. K-IFRS No. 1118 requires operating profit or loss calculated in accordance with K-IFRS No. 1001 to be disclosed in the Notes, along with a reconciliation between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation in the statement of profit or loss of:

•	“Operating profit or loss,” comprising all income and expenses classified within the operating category;

•	“Profit or loss before financing and income tax,” comprising operating profit or loss and all income and expenses classified within the investing category; and

•	“Profit or loss for the period.”

However, when the Company’s main business activity is providing financing to customers, the presentation of “profit or loss before financing and income tax” may not be applicable, depending on the accounting policy elected.

•	Introduction of Disclosures of Management-Defined Performance Measures

K-IFRS No. 1118 introduces new disclosure requirements for management-defined performance measures. These measures are defined as subtotals of income and expenses that are not listed in paragraph 118 of K-IFRS No. 1118 and are not explicitly required to be presented or disclosed by IFRS Accounting Standards. Management-defined performance measures are used by entities in public communications separately from the financial statements to communicate management’s view of the entity’s financial performance to users of the financial statements.

When management-defined performance measures are presented, the entity is required to disclose the reasons for using such measures, the basis of their calculation, a reconciliation to the most directly comparable subtotal specified in K-IFRS No. 1118, and the income tax effects of each reconciling item.

•	Changes in the Classification of Cash Flows

As a result of the issuance of K-IFRS No. 1118, certain amendments have been made to K-IFRS No. 1007, Statement of Cash Flows. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss for the period to operating profit or loss. In addition, the accounting policy option regarding the classification of interest and dividend-related cash flows has been eliminated.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. In accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the standard is required to be applied retrospectively. Accordingly, comparative information for the financial year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 arising from the issuance of K-IFRS No. 1118, as well as the amended K-IFRSs No. 1008 and No. 1107, will be effective at the time K-IFRS No. 1118 is applied.

•	Assessment of Significant Impacts

K-IFRS No. 1118 has not been applied by the Company, as its mandatory effective date has not yet been reached. The Company will present its first interim financial statements in accordance with K-IFRS No. 1118 for the period ending March 31, 2027. Based on information available as of June 30, 2026, the Company is performing a preliminary assessment of the potential impact of the adoption of K-IFRS No. 1118.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2025, except for the one described below.

1)	Income tax expense

Income tax expense for the interim period is recognized based on the weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

2)	Application of the revaluation model to land

The Company has changed its accounting policy for the subsequent measurement of land, which is classified as property, plant and equipment, from the historical cost model to the revaluation model, as management believes that the revaluation model provides more reliable and more relevant information regarding the fair value of land. Accordingly, the accounting policy has been changed effective from the current period.

In accordance with K-IFRS 1016 ‘Property, Plant and Equipment’, when an entity applies the revaluation model as an accounting policy for an asset for the first time, retrospective application is not required. Therefore, the Company has not restated the comparative financial statements for prior periods.

As the Company does not hold any land as of the end of the current period, there is no impact arising from this change in accounting policy.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management excluding the estimation methods used to determine corporate income tax expense and the application of revaluation model on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The Board of Directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2026	December 31, 2025
Loans and other financial assets at amortized cost	Banks	214,917	649,783
	Corporates	70,442	57,359

	Total	285,359	707,142

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
	Korea	Korea
Loans and other financial assets at amortized cost	285,359	707,142

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2026 and December 31, 2025 (Unit: Korean Won in millions):

	June 30, 2026
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	284,499	860	285,359

	December 31, 2025
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	706,348	794	707,142

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality as of June 30, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	June 30, 2026
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	285,359	—	—	—	—	285,359	—	285,359
Banks	214,917	—	—	—	—	214,917	—	214,917
Corporates	70,442	—	—	—	—	70,442	—	70,442
General business	70,442	—	—	—	—	70,442	—	70,442

Total	285,359	—	—	—	—	285,359	—	285,359

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2025
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	707,142	—	—	—	—	707,142	—	707,142
Banks	649,783	—	—	—	—	649,783	—	649,783
Corporates	57,359	—	—	—	—	57,359	—	57,359
General business	57,359	—	—	—	—	57,359	—	57,359

Total	707,142	—	—	—	—	707,142	—	707,142

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates.

(3) Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	334,790	283,437	270,686	496,619	2,260,458	60,050	3,706,040
Lease liabilities	807	803	151	67	224	—	2,052
Other financial liabilities (*)	96,692	37,994	42,885	7,162	49,665	—	234,398

Total	432,289	322,234	313,722	503,848	2,310,347	60,050	3,942,490

(*)	It does not include lease liabilities.

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	98,273	177,479	324,852	273,257	1,883,466	60,703	2,818,030
Lease liabilities	810	793	786	788	338	—	3,515
Other financial liabilities (*)	21,255	52,318	1,760	268	16,722	—	92,323

Total	120,338	230,590	327,398	274,313	1,900,526	60,703	2,913,868

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities

There are no derivative financial liabilities measured at fair value through profit or loss as of June 30, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

5.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Demand deposits	81,083	24,321
Fixed deposits	230,000	465,000

Total	311,083	489,321

6.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	Issuer	June 30, 2026	December 31, 2025
Hybrid securities	Woori Card Co., Ltd.	351,645	359,023
	Woori Financial Capital Co., Ltd.	198,237	199,139

	Total	549,882	558,162

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	Issuer	June 30, 2026	December 31, 2025
Investment for political purpose	Woori Card Co., Ltd.	351,645	359,023
	Woori Financial Capital Co., Ltd.	198,237	199,139

	Total	549,882	558,162

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Due from banks	—	—
Other financial assets	285,359	707,142

Total	285,359	707,142

(2)	There was no due from banks as of the periods ended June 30, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	—	—	—	—

Ending balance	—	—	—	—

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(56)	—	—	(56)
Provision of allowance for credit loss	(112)	—	—	(112)

Ending balance	(168)	—	—	(168)

2)	Gross carrying amount

For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Net increase	—	—	—	—

Ending balance	—	—	—	—

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	100,000	—	—	100,000
Net increase	200,140	—	—	200,140

Ending balance	300,140	—	—	300,140

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Receivables	281,137	701,643
Accrued income	2,079	3,387
Lease deposits	2,143	2,112
Loss allowance	—	—

Total	285,359	707,142

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	—	—	—	—

Ending balance	—	—	—	—

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(3)	—	—	(3)

Ending balance	(3)	—	—	(3)

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	707,142	—	—	707,142
Net increase	(421,783)	—	—	(421,783)

Ending balance	285,359	—	—	285,359

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	104,487	—	—	104,487
Net increase	498,761	—	—	498,761

Ending balance	603,248	—	—	603,248

8.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not requir ed significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	549,882	549,882

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	558,162	558,162

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White, Monte Carlo Simulation	Hybrid securities related	Estimated volatility of interest rate, Discount rate	Estimated volatility of interest rate 0.65% Discount rate 3.61% ~ 7.48%	Variation of fair value increases as estimated volatility of interest rate increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Net Income	Other comprehensive income (*)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	558,162	—	(8,280)	—	—	—	549,882

(*)	Of the amounts recognized in other comprehensive income, the loss related to assets and liabilities held as of the end of the current six-month period amounted to 8,280 million Won.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Beginning balance	Net Income	Other comprehensive income (*)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	553,518	—	9,495	150,000	(150,000)	—	563,013

(*)	Of the amounts recognized in other comprehensive income, the gain related to assets and liabilities held as of the end of the previous six-month period amounted to 4,905 million Won.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility (Unit: Korean Won in millions):

	June 30, 2026
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	10,747	(10,451)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%p, respectively.

	December 31, 2025
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	13,482	(13,065)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%p, respectively.

(5)

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows, and fair value information for cash and cash equivalents is not included, as their carrying amounts represent a reasonable approximation of fair value (Unit: Korean Won in millions):

	June 30, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	285,359	285,359	285,359
Financial liabilities:
Debentures	—	3,475,781	—	3,475,781	3,536,620
Other financial liabilities (*1)(*2)	—	—	234,399	234,399	234,399

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	707,142	707,142	707,142
Financial liabilities:
Debentures	—	2,636,297	—	2,636,297	2,667,525
Other financial liabilities (*1)(*2)	—	—	92,323	92,323	92,323

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	June 30, 2026
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Hybrid securities	—	549,882	—	549,882
Other financial assets	—	—	285,359	285,359

Total	—	549,882	285,359	835,241

	December 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Hybrid securities	—	558,162	—	558,162
Other financial assets	—	—	707,142	707,142

Total	—	558,162	707,142	1,265,304

2)	Financial liabilities

	June 30, 2026		December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	3,536,620	—	2,667,525
Other financial liabilities (*)	—	234,399	—	92,323

Total	—	3,771,019	—	2,759,848

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Tongyang Life Insurance Co., Ltd.	Korea	806,800	Insurance business
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Securities Co., Ltd.	Korea	457,400	Investment Brokerage
ABL Life Insurance Co., Ltd.	Korea	15,500	Insurance business
Woori Asset Trust Co., Ltd.	Korea	16,900	Real estate trust
Woori Savings Bank	Korea	187,400	Mutual saving bank
Woori Asset Management Corp	Korea	24,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori F&I Co., Ltd.	Korea	31,500	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	June 30, 2026			December 31, 2025
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	June 30, 2026	716,000,000	100.0	December 31, 2025
Tongyang Life Insurance Co., Ltd.	121,565,627	77.9	June 30, 2026	121,565,627	77.9	December 31, 2025
Woori Card Co., Ltd.	179,266,200	100.0	June 30, 2026	179,266,200	100.0	December 31, 2025
Woori Financial Capital Co., Ltd.	74,757,594	100.0	June 30, 2026	74,757,594	100.0	December 31, 2025
Woori Investment Securities Co., Ltd.	914,890,213	100.0	June 30, 2026	485,329,227	99.9	December 31, 2025
ABL Life Insurance Co., Ltd.	3,106,736	100.0	June 30, 2026	3,106,736	100.0	December 31, 2025
Woori Asset Trust Co., Ltd.	3,382,645	100.0	June 30, 2026	3,382,645	100.0	December 31, 2025
Woori Savings Bank	37,476,895	100.0	June 30, 2026	37,476,895	100.0	December 31, 2025
Woori Asset Management Corp	4,797,154	100.0	June 30, 2026	4,797,154	100.0	December 31, 2025
Woori Venture Partners Co., Ltd.	100,000,000	100.0	June 30, 2026	100,000,000	100.0	December 31, 2025
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	June 30, 2026	16,000,000	100.0	December 31, 2025
Woori F&I Co., Ltd.	6,298,895	100.0	June 30, 2026	6,298,895	100.0	December 31, 2025
Woori Credit Information Co., Ltd.	1,008,000	100.0	June 30, 2026	1,008,000	100.0	December 31, 2025
Woori Fund Service Co., Ltd.	2,000,000	100.0	June 30, 2026	2,000,000	100.0	December 31, 2025
Woori FIS Co., Ltd.	4,900,000	100.0	June 30, 2026	4,900,000	100.0	December 31, 2025
Woori Finance Research Institute Co., Ltd.	600,000	100.0	June 30, 2026	600,000	100.0	December 31, 2025

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Tongyang Life Insurance Co., Ltd.	1,283,935	—	—	1,283,935
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Securities Co., Ltd. (*)	1,269,797	1,001,629	—	2,271,426
ABL Life Insurance Co., Ltd.	269,002	—	—	269,002
Woori Asset Trust Co., Ltd.	453,902	—	—	453,902
Woori Savings Bank	313,238	—	—	313,238
Woori Asset Management Corp	196,825	—	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori F&I Co., Ltd.	320,000	—	—	320,000
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	25,597,495	1,001,629	—	26,599,124

(*)

During the first quarter of 2026, the remaining 0.1% equity interest in Woori Investment Securities Co., Ltd. was acquired, resulting in the Company becoming a wholly owned subsidiary, and a paid-in capital increase of KRW 1,000,000 million was made in May.

	For the six-month period ended June 30, 2025
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Securities Co., Ltd.	1,263,436	—	—	1,263,436
Woori Asset Trust Co., Ltd.	621,722	—	—	621,722
Woori Savings Bank	313,238	—	—	313,238
Woori F&I Co., Ltd.	320,000	—	—	320,000
Woori Asset Management Corp	196,825	—	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	24,206,017	—	—	24,206,017

10.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Prepaid expenses	245	315

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

11.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2026		December 31, 2025
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	2.19~4.25	2,590,000	2.19~4.25	1,720,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		3,540,000		2,670,000
Deducted item:
Discounts on bonds		(3,380)		(2,475)

Total		3,536,620		2,667,525

12.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Asset retirement obligation	1,571	1,897

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Beginning balance	1,897	1,252
Amortization	23	27
Provision(Reversal) due to contract modification	(349)	590

Ending balance	1,571	1,869

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

13.	NET DEFINED BENEFIT ASSET

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit assets are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Present value of defined benefit obligation	(17,584)	(16,255)
Fair value of plan assets	17,852	18,363

Net defined benefit asset	268	2,108

(2)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the six-month periods ended June 30, 2026 and 2025 is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Current service cost	2,630	2,810
Net interest income	(61)	(40)

Cost recognized in net income	2,569	2,770

Remeasurements (*)	286	1,496
Cost recognized in total comprehensive income	2,855	4,266

(*)	The amount is before income tax effect.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

14.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Other financial liabilities:
Accounts payable	198,779	57,333
Accrued expenses	35,620	34,990
Lease liabilities	2,023	3,499

Sub-total	236,422	95,822

Other liabilities:
Other miscellaneous liabilities	405	5,967

Total	236,827	101,789

15.	EQUITY

(1)	Details of equity as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

		June 30, 2026	December 31, 2025
Capital		3,802,676	3,802,676
Hybrid securities		3,510,805	3,710,228
Capital surplus		8,120,236	8,120,236
Other equity	Treasury stock	(628)	(628)
	Accumulated other comprehensive income	(753)	5,457
	Other adjustments (*3)	(577)	(2,222)

	Sub-total	(1,958)	2,607

Retained earnings (*1) (*2)		8,473,343	8,314,197

Total		23,905,102	23,949,944

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 3,525 million Won and 1,289 million Won as of June 30, 2026 and December 31, 2025 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 667,700 million Won and 554,990 million Won as of June 30, 2026 and December 31, 2025 in accordance with the Article 53 of the Financial Holding Company Act.

(*3)	Other adjustments represent the difference between the book value of hybrid securities and the redemption amount.

(2)	The number of authorized shares and others of the Company are as follows:

	June 30, 2026	December 31, 2025
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,089,682 Shares	734,076,320 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to retirement of earnings, total par value of the shares issued and paid-in capital are different.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2026	December 31, 2025
Securities in local currency	2021-04-08	—	3.15	—	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	400,000
Securities in local currency	2025-10-22	—	3.34	400,000	400,000
Issuance cost				(9,195)	(9,772)

Total				3,510,805	3,710,228

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2026
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	5,918	(8,280)	2,278	(84)
Remeasurements of defined benefit plan	(461)	(286)	78	(669)

Total	5,457	(8,566)	2,356	(753)

	For the six-month period ended June 30, 2025
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	2,590	9,495	(2,507)	9,578
Remeasurements of defined benefit plan	(695)	(1,496)	395	(1,796)

Total	1,895	7,999	(2,112)	7,782

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(5)	Regulatory reserve for credit loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2026	December 31, 2025
Beginning balance	3,525	1,289
Planned provision for (reversal of) regulatory reserve for credit loss	(2,109)	2,236

Ending balance	1,416	3,525

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Net income (loss) before regulatory reserve	(37,550)	1,157,393	(27,269)	1,368,796
Provision for regulatory reserve for credit loss	(2,429)	(2,109)	1,800	2,490
Adjusted net income (loss) after the provision of regulatory reserve	(35,121)	1,159,502	(29,069)	1,366,306
Dividends to hybrid securities	(39,033)	(78,067)	(36,166)	(75,672)
Adjusted net income (loss) after regulatory reserve and dividends to hybrid securities	(74,154)	1,081,435	(65,235)	1,290,634
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(102)	1,479	(89)	1,745

(6)	Changes in treasury stocks are as follows (Unit: Korean Won in millions, Number of Shares):

	For the six-month period ended June 30, 2026
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	5,986,638	(5,986,638)	53,945
Carrying amount	628	200,000	(200,000)	628

	For the six-month period ended June 30, 2025
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	8,515,181	—	8,569,126
Carrying amount	628	150,000	—	150,628

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

16.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ended December 31, 2025 were 760 Won and 557,431 million Won, respectively, approved at the regular general shareholders’ meeting held on March 23, 2026, and were paid in April 2026.

(2)	On April 24, 2026, the Board of Directors declared a quarterly dividend of 220 Won per share (160,527 million Won in total) and fixed record date as May 11, 2026. Dividends were paid in May 2026.

17.	NET INTEREST INCOME (EXPENSE)

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Interest on due from banks	2,668	5,643	13,002	21,595
Other interest income	16	31	16	33

Total	2,684	5,674	13,018	21,628

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Interest on debentures	23,430	42,279	18,174	34,951
Other interest expense	11	22	14	27
Interest on lease liabilities	19	40	21	44

Total	23,460	42,341	18,209	35,022

18.	NET FEES AND COMMISSIONS INCOME (EXPENSE)

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Fees and commissions income	444	887	417	876

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	4,140	8,084	5,403	7,665
Others	2,983	6,499	2,999	5,977

Total	7,123	14,583	8,402	13,642

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

19.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from investments in subsidiaries	—	1,236,907	—	1,422,898
Dividend income recognized from FVTOCI	6,545	13,011	6,193	12,520

Total	6,545	1,249,918	6,193	1,435,418

(2)	Details of dividend income recognized from financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held:
Hybrid securities	—	—	6,545	13,011

	Periods ended June 30, 2025
	Derecognized equity instruments		Held equity instruments
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held:
Hybrid securities	2,279	2,279	3,914	10,241

20.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal (provision) of impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Reversal of (provision for) impairment losses due to credit loss on loans and other financial assets at amortized cost	655	—	289	(115)

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2026		Periods ended June 30, 2025
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term Employee benefits	Salaries	9,868	19,975	9,461	17,709
		Employee fringe benefits	3,471	7,301	3,211	5,353
		Retirement benefit service costs	606	2,569	748	2,770
		Share based payments	(1,251)	2,017	3,403	4,206

		Sub-total	12,694	31,862	16,823	30,038

Depreciation and amortization			1,071	2,158	1,395	2,860
Other general and administrative expenses		Rent	430	844	404	815
		Taxes and public dues	114	337	144	292
		Service charges	377	849	380	805
		Computer and IT related	1,484	2,973	1,757	3,558
		Telephone and communication	99	219	65	240
		Advertising	10	27	21	38
		Printing	12	23	9	27
		Traveling	90	355	73	151
		Supplies	24	53	22	50
		Insurance premium	63	127	53	104
		Reimbursement	240	424	161	397
		Vehicle maintenance	65	101	58	109
		Others	461	741	362	664

		Sub-total	3,469	7,073	3,509	7,250

Total			17,234	41,093	21,727	40,148

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2026 and December 31, 2025 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.00 years
Number of shares remaining	As of June 30, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Number of shares granted (*2)	As of June 30, 2026	56,029 shares
	As of December 31, 2025	56,029 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.00 years
Number of shares remaining	As of June 30, 2026	55,560 shares
	As of December 31, 2025	223,176 shares
Number of shares granted (*2)	As of June 30, 2026	55,560 shares
	As of December 31, 2025	223,176 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		28,979 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		0.50 years
Number of shares remaining	As of June 30, 2026	160,929 shares
	As of December 31, 2025	160,929 shares
Number of shares granted (*2)	As of June 30, 2026	160,929 shares
	As of December 31, 2025	160,929 shares

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		27,101 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		1.50 years
Number of shares remaining	As of June 30, 2026	194,569 shares
	As of December 31, 2025	194,569 shares
Number of shares granted (*2)	As of June 30, 2026	194,569 shares
	As of December 31, 2025	194,569 shares

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		25,345 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		2.50 years
Number of shares remaining	As of June 30, 2026	173,273 shares
	As of December 31, 2025	173,273 shares
Number of shares granted (*2)	As of June 30, 2026	173,273 shares
	As of December 31, 2025	173,273 shares

Subject to		Shares granted for the year 2026
Type of payment		Cash-settled
Vesting period		January 1, 2026 ~ December 31, 2029
Date of payment		2030-01-01
Fair value (*1)		23,703 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		3.50 years
Number of shares remaining	As of June 30, 2026	48,137 shares
	As of December 31, 2025	—
Number of shares granted (*2)	As of June 30, 2026	48,137 shares
	As of December 31, 2025	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, common equity tier 1(CET1) ratio, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2026 and December 31, 2025 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 17,967 million Won and 19,807 million Won.

22.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	32	32	69	73
Other non-operating expense	(75)	(75)	(50)	(60)

Total	(43)	(43)	19	13

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Lease change cancellation gain	—	—	—	3
Others	32	32	69	70

Total	32	32	69	73

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Donations	75	75	50	60

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

23.	INCOME TAX EXPENSE

Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(1,330)	2,324
Tax expense (income) directly attributable to equity	2,356	(2,112)

Sub-total	1,026	212

Income tax expense	1,026	212

24.	EARNINGS PER SHARE (“EPS”)

(1)	Basic profit and loss per share

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2026		Periods ended June 30, 2025
	Three-month	Six-month	Three-month	Six-month
Net income (loss)	(37,550)	1,157,393	(27,269)	1,368,796
Dividends to hybrid securities	(39,033)	(78,067)	(36,166)	(75,672)
Net income (loss) attributable to common shareholders	(76,583)	1,079,326	(63,435)	1,293,124
Weighted average number of common shares outstanding (Unit: million shares)	729	731	737	740
Basic EPS (Loss Per Share) (Unit: Korean Won)	(105)	1,476	(86)	1,749

(2)	Weighted average number of outstanding common shares

The weighted average number of common shares outstanding is as follows (Unit: number of shares) :

	For the six-month period ended June 30, 2026
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2026-01-01~2026-06-30	734,076,320	181	132,867,813,920
Treasury stock	2026-01-01~2026-06-30	(53,945)	181	(9,764,045)
Acquisition and retirement of treasury stock	2026-01-01~2026-06-30	(5,986,638)		(501,670,272)

Sub-total (①)				132,356,379,603

Weighted average number of common shares outstanding (②=①/181)				731,250,716

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2025-01-01~2025-06-30	742,591,501	181	134,409,061,681
Treasury stock	2025-01-01~2025-06-30	(53,945)	181	(9,764,045)
Acquisition of treasury stock	2025-01-01~2025-06-30	(8,515,181)		(548,504,147)

Sub-total (①)				133,850,793,489

Weighted average number of common shares outstanding (②=①/181)				739,507,146

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2026 and 2025.

25.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of June 30, 2026, the Company is involved as a defendant in one pending lawsuit related to the purchase price of shares of Woori Asset Trust Co., Ltd. After receiving a favorable judgment in the first instance, the case is currently under appeal in the second instance. The amount claimed in the lawsuit is KRW 13,305 million, and as of June 30, 2026, the Company cannot reasonably estimate the potential impact of this matter on its financial statements.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

	June 30, 2026			December 31, 2025
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

26.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of June 30, 2026 and December 31, 2025, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2026 and 2025 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	June 30, 2026	December 31, 2025
Subsidiaries
Woori Bank	Cash and cash equivalents	311,083	489,321
	Other financial assets	214,917	649,783
	Other financial liabilities	119,094	30,271
Woori Card Co., Ltd.	Other financial assets	24,411	17,367
	Other financial liabilities	36,474	292
Woori Financial Capital Co., Ltd.	Other financial assets	25,316	31,633
	Other financial liabilities	572	435
Woori Investment Securities Co., Ltd.	Other financial liabilities	14,997	23,285
Woori Asset Trust Co., Ltd.	Other financial assets	4,234	—
Woori Savings Bank	Other financial assets	1,399	2,702
	Other financial liabilities	12	—
Woori Asset Management Corp	Other financial assets	4,714	4,156
	Other financial liabilities	23	—
Woori Venture Partners Co., Ltd.	Other financial assets	5,973	707
	Other financial liabilities	7	—
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	3,535	1
	Other financial liabilities	1	59
Woori F&I Co., Ltd.	Other financial liabilities	1,800	2,410
Woori Credit Information Co., Ltd.	Other financial assets	15	5
	Other financial liabilities	46	—
Woori Fund Service Co., Ltd.	Other financial assets	834	638
	Other financial liabilities	2	—
Woori FIS Co., Ltd.	Other financial assets	2	50
	Other financial liabilities	665	448
Woori Finance Research Institute Co., Ltd.	Other financial assets	9	100
	Other financial liabilities	2	3,395
ABL Life Insurance Co., Ltd. and its subsidiaries	Other financial liabilities	26,963	—
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	21	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
Related party	Title of account	2026	2025
Subsidiaries
Woori Bank	Interest income	4,879	20,693
	Fees and commissions income	886	876
	Dividend income	1,164,932	1,352,524
	Interest expenses (*2)	31	31
	Fees and commissions expense	10	9
	Provision of impairment loss due to credit loss	—	113
	General and administrative expenses (*2)	2,080	2,485
Woori Card Co., Ltd.	Dividend income	38,465	37,435
Woori Financial Capital Co., Ltd.	Dividend income	34,163	32,743
	Interest expenses (*2)	6	9
	General and administrative expenses (*2)	119	122
Woori Investment Securities Co., Ltd.(*1)	Fees and commissions expenses	—	—
Woori Asset Management Corp	Dividend income	5,622	3,540
Woori Venture Partners Co., Ltd.	Dividend income	5,200	7,300
Woori Credit Information Co., Ltd.	Dividend income	260	484
Woori Fund Service Co., Ltd.	Dividend income	1,276	1,392
Woori FIS Co., Ltd.	General and administrative expenses	2,625	3,166
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	4,540	4,330
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	72	95

(*1)

The Company has issued non-guarantee debenture amount of 1,110,000 million Won during the six-month period ended June 30, 2026 and Woori Investment Securities Co., Ltd purchased 40,000 million Won out of 1,110,000 million Won issued. The underwriting fee amount of 40 million Won is included in the issuance cost. The Company has issued Unsecured bonds amount of 600,000 million Won during the six-month period ended June 30, 2025 and Woori Investment Securities Co., Ltd purchased 40,000 million Won out of 600,000 million Won issued. The underwriting fee amount of 40 million Won is included in the issuance cost.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of June 30, 2026 and December 31, 2025 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	June 30, 2026	December 31, 2025
Subsidiaries	Woori Bank	Right-of-use assets	1,273	2,895
		Lease liabilities (*)	1,502	2,906
	Woori Financial Capital Co., Ltd.	Right-of-use assets	332	405
		Lease liabilities (*)	356	435

(*)	Cash outflows of lease liabilities redemption for the six-month periods ended June 30, 2026 and 2025 are 1,565 million Won and 1,491 million Won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (Unit: Korea Won in millions):

		Title of account	For the six-month period ended June 30, 2026
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*2)	465,000	1,274,000	1,509,000	230,000

(*1)

For the 1,110,000 million Won of unsecured bonds issued during the six-month period ended June 30, 2026, 40,000 million Won was purchased by Woori Investment Securities Co., Ltd and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

		Title of account	For the six-month period ended June 30, 2025
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*2)	1,274,000	4,587,000	5,304,000	557,000

(*1)

For the 600,000 million Won of unsecured bonds issued during the six-month period ended June 30, 2025, 40,000 million Won was purchased by Woori Investment Securities Co., Ltd and the entire amount was sold to the market.

(*2)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million) :

		For the six-month period ended June 30, 2026
Related parties		Acquisition of interests (*2)
Subsidiary	Woori Investment Securities Co., Ltd. (*1)	1,001,629

(*1)

During the six-month period ended June 30, 2026, the Company acquired an additional 0.1% equity interest in Woori Investment Securities Co., Ltd., thereby making it a wholly owned subsidiary, and subsequently made a capital contribution of 1,000,000 million Won through a paid-in capital increase.

(*2)	The book value related to equity can be referred to in Note 6 and Note 9.

		For the six-month period ended June 30, 2025
Related parties		Acquisition of Hybrid securities (*2)	Disposal of Hybrid securities (*2)
Subsidiary	Woori Card Co., Ltd.(*1)	150,000	150,000

(*1)

For the six-month period ended June 30, 2025, Woori Card Co., Ltd. early redeemed hybrid securities amounting to 150,000 million Won through the exercise of a call option and acquired newly issued hybrid securities of 150,000 million Won from Woori Card Co., Ltd.

(*2)	The book value related to equity can be referred to in Note 6 and Note 9.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND 2025 (UNAUDITED)

(6)	There are no guarantees provided to the related parties. The unused commitments and payment guarantees provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		June 30, 2026	December 31, 2025	Warranty
Subsidiary	Woori Card Co., Ltd.	36,957	647	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2026	2025
Short-term employee salaries	3,286	2,735
Retirement benefit service costs	86	62
Share-based compensation	1,682	3,423

Total	5,054	6,220

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of June 30, 2026 and December 31, 2025. Liabilities related to key management compensation are 17,994 million Won and 20,063 million Won as of June 30, 2026 and December 31, 2025, respectively.

27.	EVENTS AFTER THE REPORTING PERIOD

(1)

On July 24, 2026, the Board of Directors has declared to pay a quarterly dividend of 220 Won per share (total dividend of 159,937 million Won), with the record date set as of August 10, 2026, and the dividends will be paid on August 31, 2026.

(2)

On April 29, 2026, the Company entered into a share exchange agreement with its subsidiary, Tongyang Life Insurance Co., Ltd., pursuant to which 0.2521056 shares of the Company’s common stock will be delivered on August 11, 2026 to the shareholders of Tongyang Life Insurance Co., Ltd., other than the Company, for each one share of common stock of Tongyang Life Insurance Co., Ltd.

On July 24, 2026, the comprehensive share exchange was approved by the Company’s Board of Directors in lieu of a shareholders’ meeting and by the shareholders’ meeting of Tongyang Life Insurance Co., Ltd.

The new shares of the Company to be issued in connection with this transaction are scheduled to be listed on August 31, 2026.

(3)

On July 24, 2026, the Company’s Board of Directors resolved to acquire and retire treasury shares. Accordingly, the Company plans to acquire treasury shares in the amount of 150 billion Won through a trust agreement during the period from July 24, 2026 to January 22, 2027, and subsequently retire all shares acquired pursuant to this transaction.